UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp.
File No. 70-9049

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Entergy Corporation ("Entergy"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transactions for investment in Exempt Wholesale Generators and Foreign Utility Companies (together "Projects"). See HCAR 35-27184, June 13, 2000, File No. 70-9049 ("Order").

For the twelve months ended June 30, 2003, the following information is reported pursuant to the Order.

1)    A computation in accordance with Rule 53(a), as modified by the Order, of Entergy's aggregate investment in Projects:

        As of June 30, 2003, Entergy's "aggregate investment" (as defined in Rule 53(a)) in Projects was
        $2.2 billion, or 54% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)) of
        $4.1 billion.

2)    Entergy's aggregate investment in Projects as a percentage of the following:
As of June 30, 2003

Total capitalization	12.4%
Net utility plant	12.6%
Total consolidated assets	7.7%
Market value of common equity and retained earnings	18.6%

3)    Consolidated capitalization ratios of Entergy as of the end of June 30, 2003, with consolidated debt including all short-term debt and non-recourse debt of the Projects:
	In Thousands	%
Common shareholders' equity	$ 8,494,493	47.1
Preferred stock	571,414	3.2
Long-term and short-term debt	8,950,926	49.7
	$18,016,833	100.0

4)    At June 30, 2003, Entergy's common stock market-to-book ratio was 142%.

The information concerning growth in retained earnings, net income and revenues of Entergy's Projects contained in paragraphs 5 and 6 is submitted pursuant to a request for confidential treatment under rule 104(b) of PUHCA.

In witness whereof, the undersigned company has caused this certificate to be executed on this 20th day of August 2003.

ENTERGY CORPORATION

By: /s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer